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                             May 3, 2022

       Avraham Brenmiller
       Chief Executive Officer
       Brenmiller Energy Ltd.
       13 Amal Street, 4th Floor
       Park Afek
       Rosh Haayin 4809249, Israel

                                                        Re: Brenmiller Energy
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 21,
2022
                                                            File No. 333-264398

       Dear Mr. Brenmiller:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Exhibits

   1. We note that a portion of the resale shares underlie warrants and have not yet been issued.
                                                        Accordingly, please
revise the legal opinion to state that (i) the outstanding shares of common stock are
validly issued, fully paid, and non-assessable and (ii) the shares of common stock underlying
the warrants, once exercised, will be validly issued, fully paid, and non-assessable.
Refer to Section II.B.2 of Staff Legal Bulletin No. 19.
 Avraham Brenmiller
FirstName
Brenmiller LastNameAvraham   Brenmiller
           Energy Ltd.
Comapany
May  3, 2022NameBrenmiller Energy Ltd.
May 3,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Eric Victorson